                                                  FILED UNDER RULE NO. 424(b)(5)
                                                  REGISTRATION NO. 33-60996


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 21, 1993

                                  $25,000,000

                              LACLEDE GAS COMPANY

           FIRST MORTGAGE BONDS, 6 1/2% SERIES DUE NOVEMBER 15, 2010

                    Interest payable May 15 and November 15

                                 ------------

 Interest on the  First Mortgage Bonds,  6 1/2% Series due  November 15, 2010
  (the  "New Bonds") is payable  semiannually on May  15 and November 15  of each year commencing  May 15, 1996.  The New Bonds  are not redeemable except  through the  operation  of the  maintenance and  improvement fund, or with  certain deposited  cash and  proceeds of  released property  if  substantially  all  of  the  Company's  property subject  to  the  lien  of  the Mortgage  is  taken  by  the exercise of eminent domain or  is sold to a governmental
            body.  See "Supplemental  Description  of New  Bonds--
              Redemption of New Bonds" herein.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED UPON  THE ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT
       OR THE  PROSPECTUS. ANY  REPRESENTATION  TO THE CONTRARY  IS A
        CRIMINAL OFFENSE.

                                                          Underwriting
                                              Price to    Discount and   Proceeds to
                                              Public(1)    Commissions  Company(1)(2)
                                            ------------- ------------- -------------
Per New Bond...............................      100%         .513%        99.487%
Total......................................  $25,000,000    $128,250     $24,871,750

(1) Plus accrued interest from November 15, 1995.
(2) Before deduction of expenses payable by the Company estimated at $98,000.

                                 ------------

  The New Bonds are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the New Bonds will be made on or about November 21, 1995.

CS First Boston                                  ABN AMRO Securities (USA) Inc.

         The date of this Prospectus Supplement is November 16, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NEW BONDS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     SUPPLEMENTAL DESCRIPTION OF NEW BONDS

  The following description of the particular terms of the New Bonds supplements the description of the general terms and provisions of the New Bonds set forth in the accompanying Prospectus under the heading "Description of New Bonds", to which description reference is hereby made. As used hereinafter, the terms "Bonds", "Trustee" and "Mortgage" shall have the same meanings as the same terms used under the heading "Description of New Bonds" in the accompanying Prospectus.

  INTEREST AND PAYMENT. The New Bonds will mature on November 15, 2010, will bear interest at the rate shown in their title, and will be payable, on May 15 and November 15 commencing May 15, 1996, to the holders of record on the May 1 or November 1 next preceding each such payment date. Principal and interest are payable in New York City or, at the option of the holder, in St. Louis, Missouri.

  REDEMPTION OF NEW BONDS. The New Bonds are not redeemable except, under certain circumstances, by the application of cash deposited with the Trustee as the result of the operation of the maintenance and improvement fund, or with certain deposited cash and proceeds of released property if substantially all of the Company's property subject to the lien of the Mortgage is taken by an exercise of eminent domain or is sold to a governmental body or a designee of a governmental body. In such cases, the cash deposited with the Trustee shall be used to redeem Bonds, including the New Bonds, in whole or in part, on at least 30 days' notice, at 100% of the principal amount thereof, together with accrued interest thereon to the date fixed for redemption.

  If, for a period of ten days after the redemption date, as set forth in the notice of redemption, the redemption moneys are not on deposit with the Trustee, such failure, if continued, shall constitute a completed default under the Mortgage.

  SINKING FUND. There will be no sinking fund with respect to the New Bonds.


                              RECENT DEVELOPMENTS

  FINANCIAL RESULTS. The Company's consolidated results of operation for the 12 months ended September 30, 1995 were: Utility Operating Revenues - $431,917,000; Net Income - $20,901,000; Earnings Applicable to Common Stock - $20,804,000; and Earnings per Share of Common Stock - $1.27.

  ENVIRONMENTAL. Reference is made to the Company's Annual Report for the year ended September 30, 1994, incorporated in the accompanying Prospectus by reference, for a description of an Administrative Order on Consent (the "AOC") between the United States Environmental Protection Agency (the "EPA") and the Company, which provides for a removal site evaluation and engineering evaluation cost analysis of a former manufactured gas plant site still owned by the Company. The investigative activities required by the AOC have been completed and, on July 31, 1995, the Company submitted a draft removal site evaluation report to the EPA, which concludes that no further action is necessary. The EPA has advised that such overall conclusion may be premature because the Company's report does not contain a full characterization of the contaminants on certain small areas of the site. EPA has observed that a limited removal program may be more reasonable than to continue to characterize these areas in order to determine any actual degree of risk. Although the Company and the EPA are further analyzing the site, if the aforementioned limited removal action is taken, the cost thereof is estimated by the Company to range from approximately $40,000 to as much as $125,000. Based on currently available information, management believes that such costs, together with EPA oversight costs and other associated legal and engineering consulting costs relating to the site, would likely aggregate approximately $600,000. At September 30, 1995, $375,000 of such amount has been paid and the additional $225,000 has been reserved by the Company.

  In a separate matter, the Missouri Department of Natural Resources (the "MoDNR") has advised the Company that it believes that hazardous substances may be present on the site of a different former manufactured gas plant (which was also used as the site of a coke facility), which site was sold by the Company in 1950. The Company has made application to the MoDNR for the placement of that site in the Missouri environmental remediation program, and has offered to conduct a preliminary assessment and site evaluation investigation to determine the nature and extent of any hazardous substances that may be present on such site. The Company's application has been accepted by MoDNR, subject to the Company's entering into an agreement regarding the investigation and MoDNR oversight costs. The cost of such an investigation, including MoDNR oversight costs and associated legal and engineering consulting costs relating to that site, is estimated by the Company to be approximately $75,000, for which the Company has established a liability reserve. The Company has requested that other former owners and/or operators participate in the cost of such an investigation, but none has as yet agreed to do so, and the Company plans to seek reimbursement, if feasible, from such parties and any other potentially responsible parties, as well as from its insurers, to the extent practicable.

  The Company is presently unable to evaluate or quantify further the scope or cost of any environmental response activity.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the issuance and sale of the New Bonds will be used for the repayment of certain outstanding short-term borrowings and for the financing of, or reimbursement of the Company's treasury for, expenditures incurred or to be incurred in connection with the Company's construction program undertaken to maintain and expand its gas service capabilities; and/or for other corporate purposes. The cost of the Company's construction program during the period October 1, 1995 to September 30, 1996 is estimated to amount to $35,550,000. The construction program, its cost and the amount and timing of financing required, if any, are necessarily subject to change.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the five fiscal years ended September 30, 1994, 1993, 1992, 1991 and 1990 are 3.1, 3.5, 2.7, 3.1 and
2.6, respectively. Such ratio for the twelve months ended June 30, 1995 is 2.6. For the purpose of computing such ratios, earnings consist of income before income taxes and fixed charges, and, in the case of 1990, before the cumulative effect in 1990 of a change in accounting for unbilled revenues. Fixed charges consist of all interest expense and the interest component of rentals, which is estimated to be one-third of such rentals.

                             EXPERTS AND LEGALITY

  The legality of the New Bonds will be passed upon for the Company by Donald
L. Godiner, Senior Vice President, General Counsel and Secretary of the Company, and for the Underwriters (as defined below) by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York. However, all legal matters pertaining to the organization of the Company, title to property, franchises, and the lien of the Mortgage and all matters of Missouri law will be passed upon only by Mr. Godiner.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated November 16, 1995 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the New Bonds.

                                                                     PRINCIPAL
                               UNDERWRITER                            AMOUNT
                               -----------                          -----------
      CS First Boston Corporation.................................. $12,500,000
      ABN AMRO Securities (USA) Inc. .............................. $12,500,000
                                                                    -----------
          Total.................................................... $25,000,000
                                                                    ===========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the New Bonds. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitment of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Underwriters that the Underwriters propose to offer the New Bonds to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .40% of the principal amount per New Bond, and the Underwriters and such dealers may allow a discount of .25% of such principal amount per New Bond on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

  The New Bonds are a new issue of securities with no established trading market. The Underwriters have advised the Company that one or more of them intends to act as a market maker for the New Bonds. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the New Bonds.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the New Bonds in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of New Bonds are effected. Accordingly, any resale of the New Bonds in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the New Bonds.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of New Bonds in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such New Bonds without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of New Bonds to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any New Bonds acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of New Bonds acquired on the same date and under the same prospectus exemption.